TLC Ventures Corp.

TLC VENTURES CLOSES
$4,524,000 PRIVATE PLACEMENT FINANCING

July17, 2006
TSX Venture Exchange
Trading Symbol: TLV

For Immediate Release – Vancouver, Canada: Mr. Edward Farrauto, President and CEO of TLC Ventures Corp. (TLV.TSX Venture Exchange) is pleased to announce the closing of non-brokered, private placement financing consisting of 8.7 million units at a price of $0.52 per unit for gross proceeds of $4,524,000. Each unit consists of one common share and one-half of a common share purchase warrant. One full warrant will allow the holder to purchase one common share in TLC Ventures Corp. for a period of 18 months from closing at a price of $1.00 per share. There is no commission or finders fee payable on the financing. The common shares issued will be subject to a four month hold period. The proceeds of the private placement financing will be used by the company to further advance the company’s current gold and base metal projects, to investigate opportunities to acquire additional high quality gold and copper assets and for general working capital.

TLC VENTURES CORP.

“ Edward Farrauto”

Edward Farrauto
President and CEO

For more information contact TLC Ventures Corp. Tel: 604 681 9944.
E-Mail: info@tlcventurescorp.com

TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy of this release.

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from the targeted results. The Company relies upon litigation protection for forward looking statements.